Exhibit 7.4

3Com Corporation
Pro Forma Condensed Combining Balance Sheet as of May 31, 1994
(unaudited)
(dollars in thousands)

						       Pro Forma      Pro Forma
				  3Com      NiceCom   Adjustments     Combined
				--------   --------   -----------     ---------
ASSETS
Current Assets:
  Cash and cash equivalents     $ 66,284     $  300   $(49,517)  (1)   $ 17,067
  Temporary cash investments      63,413      3,378       -              66,791
  Trade receivables              118,653        838       -             119,491
  Inventories                     71,352         62       -              71,414
  Deferred income taxes           31,236         -        -              31,236
  Other                           10,134         99       -              10,233
Total current assets             361,072      4,677    (49,517)         316,232

Property and equipment-net        67,001        777       -              67,778

Other assets                      16,270         -      21,045   (2)     37,315

Total                           $444,343     $5,454   $(28,472)        $421,325
				========     ======   =========        ========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable              $ 51,827     $  282       -            $ 52,109
  Accrued and other liabilities   91,130        361   $  1,968   (3)     93,459
  Income taxes payable            19,090         -        -              19,090
  Current portion of long-term
    obligations                      482         16       -                 498
Total current liabilities        162,529        659      1,968          165,156

Long-term obligations              1,058         55       -               1,113

Shareholders' Equity:
  Common stock                   219,735      6,865      2,521   (4)    229,121
  Retained earnings               61,326     (1,947)   (33,139)  (5)     26,240
  Accumulated translation
    adjustments                     (305)      (178)       178   (6)       (305)

Total shareholders' equity       280,756      4,740    (30,440)         255,056

Total                           $444,343     $5,454   $(28,472)        $421,325
				========     ======   =========        ========

See notes to pro forma condensed combining financial statements.




3Com Corporation
Pro Forma Condensed Combining Statement of Operations
Fiscal Year Ended May 31, 1994
(in thousands except per share data)
(unaudited)


				  3Com      NiceCom
				  Year       Year
				  Ended      Ended     Pro Forma    Pro Forma
				 5/31/94    6/30/94   Adjustments   Combined
				 --------   -------   -----------   ---------
Sales                            $826,995   $   680        -        $827,675


Costs and expenses:
  Cost of sales                   405,927       406      $ 56   (7)  406,389
  Sales and marketing             171,799       205        -         172,004
  Research and development         76,467     1,104        -          77,571
  General and administrative       35,379       332        -          35,711
  Purchased in-process technology 134,481       -          -         134,481
	  Total                   824,053     2,047        56        826,156

Operating income (loss)             2,942    (1,367)      (56)         1,519

Gain on sale of investment         17,746       -          -          17,746
Other expense--net                 (1,150)     (109)       -          (1,259)

Income (loss) before income taxes  19,538    (1,476)      (56)        18,006
Provision for income taxes         48,232       -          -          48,232


Net loss                         $(28,694)  $(1,476)     $(56)      $(30,226)
				 =========  ========     =====      =========

Net loss per common and
  equivalent share               $  (0.46)      -          -        $  (0.48)

Common and equivalent shares used
  in computing per share amounts   62,620       -          -         62,713 (8)


Per share data has been adjusted for the two-for-one stock split effective September 1, 1994.

See notes to pro forma condensed combining financial statements.



3Com Corporation
Pro Forma Condensed Combining Statement of Operations
Three Months Ended August 31, 1994
(in thousands except per share data)
(unaudited)


				  3Com      NiceCom
				  3 Mos.     3 Mos.
				  Ended      Ended     Pro Forma    Pro Forma
				 8/31/94    9/30/94   Adjustments   Combined

Sales                            $249,280   $   210        -        $249,490


Costs and expenses:
  Cost of sales                   118,154       166      $ 14   (7)  118,334
  Sales and marketing              51,051       348        -          51,399
  Research and development         26,057       750        -          26,807
  General and administrative        9,488       109        -           9,597
	  Total                   204,750     1,373        14        206,137

Operating income (loss)            44,530    (1,163)      (14)        43,353

Other expense--net                    (13)      (20)       -             (33)

Income (loss) before income taxes  44,517    (1,183)      (14)        43,320
Provision for income taxes         16,026       -          -          16,026


Net income (loss)                $ 28,491   $(1,183)     $(14)      $ 27,294
				 ========   ========     =====      ========

Net income per common and
  equivalent share               $   0.41       -          -        $   0.39

Common and equivalent shares used
in computing per share amounts     70,246       -          -         70,484 (8)


Per share data has been adjusted for the two-for-one stock split effective September 1, 1994.

See notes to pro forma condensed combining financial statements.




3Com Corporation
Notes to Pro Forma Condensed Combining Financial Statements


1.      Acquisition

	NiceCom, Inc.

	On October 18, 1994, pursuant to an Asset Purchase Agreement dated September 18, 1994 (the "Agreement") among 3Com Corporation (the "Company"), NiceCom, Ltd., an Israeli corporation ("NiceCom"), Nice Systems, Ltd., an Israeli corporation and the parent company of NiceCom ("Nice Systems"), Nice Software, Ltd., an Israeli corporation affiliated with Nice Systems, and Nachman Shelef and Avinoam Rubinstein, as such Agreement was amended on October 17, 1994, the Company and 3Com Israel, Ltd., an Israeli corporation and wholly-owned subsidiary of the Company ("Sub"), purchased substantially all the assets and assumed substantially all the liabilities of NiceCom (the "Acquisition"). The negotiated value for the purchase of the assets and liabilities of NiceCom was approximately $53.2 million. Such $53.2 million amount was paid using funds from the Company's working capital and the issuance of 93,162 shares of Common Stock of the Company, with an aggregate value of approximately $3.7 million that was issued to Messrs. Shelef and Rubinstein. Under the terms of the Agreement, a portion of such cash and stock was deposited into an escrow account as security for the indemnification of the Company by NiceCom for breaches of the representations, warranties and covenants of NiceCom set forth in the Agreement. Except with respect to breaches of certain representations and warranties, such account is the sole and exclusive source of any claim or remedy by the Company against NiceCom or its stockholders in connection with the Acquisition. Subject to reduction based on outstanding or resolved claims, the cash and stock in such account will be distributed to NiceCom and Messrs. Shelef and Rubinstein in the future. In addition to the purchase price for the assets, as required by the agreement, 3Com assumed all outstanding options held by NiceCom employees with an aggregate value of approximately $5.7 million.

2.      Pro forma adjustments

	The accompanying pro forma financial statements are presented in accordance with Article 11 of Regulations S-X.

	The unaudited pro forma condensed combining balance sheet has been prepared as if the acquisition, which was accounted for as a purchase, was completed as of May 31, 1994. The aggregate purchase price of $53.2 million, plus $5.7 million of costs attributed to the exchange of NiceCom options for 3Com options and $2.0 million of costs directly attributable to the completion of the acquisition have been allocated to the assets and liabilities acquired. The allocation of the purchase price among the identifiable intangible assets was based on an independent appraisal of the fair market value of those assets. Such appraisal allocated $58.2 million to purchased in-process research and development, which has not yet reached technological feasibility and does not have alternative future uses. This amount has been charged to the Company's operations in accordance with generally accepted accounting principles.

	To prepare the pro forma unaudited condensed combining statement of operations, the 3Com statement of operations for the year ended May 31, 1994 has been combined with the statement of operations of NiceCom for the year ended June 30, 1994. Also, the 3Com statement of operations for the three months ended August 31, 1994 has been combined with the statement of operations of NiceCom for the three months ended September
30, 1994. This method of combining the companies is for the presentation of unaudited condensed combining financial statements only. Actual statements of operations of the companies will be combined from the effective date of the acquisition, with no retroactive restatement.

	The unaudited pro forma condensed combining financial statements should be read in conjunction with the historical financial statements of 3Com and NiceCom.

	The unaudited pro forma condensed combining statements of operations do not include the one-time $58.2 million charge for purchased in-process technology arising from this acquisition, as it is a material nonrecurring charge. This charge will be included in the actual consolidated statement of operations of 3Com Corporation in the second quarter of fiscal 1995.

	The following pro forma adjustments have been made to the pro forma condensed combining financial statements.

  (1)     Reflects cash paid to stockholders of NiceCom.
  (2) Reflects the allocation of purchase price to the intangible assets identified in the purchase price allocation and a deferred tax asset associated with the charge for purchased in-process technology.
  (3) Reflects the accrual of costs directly attributable to the completion of the acquisition.
  (4) Reflects the elimination of NiceCom's shareholders' equity and assumption of stock options outstanding under the NiceCom stock option plan and restricted stock issued with the acquisition.
  (5) Includes the one-time charge for purchased in-process technology identified in the purchase price allocation, net of the related tax benefit.
  (6) Reflects the elimination of NiceCom's accumulated translation adjustment arising from the acquisition.
  (7) Reflects pro forma amortization of the purchased intangibles of $56,000 for the year ended May 31, 1994 and $14,000 for the three months ended August 31, 1994.
  (8) Reflects the shares issued and the impact of dilutive stock options assumed in the acquisition.